FOR IMMEDIATE RELEASE
CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS ANNOUNCES LAUNCH OF

The Neurogenesis® HappyWater® WaterBox™

Naturally Alkaline Lithia Water in a Game-Changing,
Environmentally-Friendly Package

“HappyWater®, HappyLife, HappyWorld!™”

Vancouver, Canada, September 25, 2014, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, announces that its Neurogenesis® HappyWater® brand is now available in a new, innovative, environmentally-friendly package: the 5 liter and 10 liter WaterBox™.

The Company makes this announcement in conjunction with the launch of this revolutionary new format at the Canadian Federation of Independent Grocers’ annual Grocery Innovations Tradeshow in Toronto, Ontario where last year Neurogenesis® HappyWater® was named one of the “Top 10 Most Innovative Products for 2013”. (See CFIG Press Release at the following link: http://www.digitaljournal.com/pr/1501312: From Happy Water to Custom Frosting, Grocery Innovations Canada Announces Most Innovative Products from Annual Trade Show.)

With 85% less plastic than conventional bottled water, the HappyWater® WaterBox™ not only dramatically reduces the environmental footprint of water packaging, but also improves the very way consumers can integrate our premium, naturally functional water into their everyday lives:

HappyWater® is a perfectly alkaline, unique blend of spring and mineral waters, which provide a rare combination of minerals necessary for proper health and revitalization:

Leading Brands Chairman & CEO Ralph McRae said: “This is a game-changer for both our company and the fast growing $100 Billion USD-plus, world-wide bottled water industry. Over the past 18 months we searched the globe for the optimum technology to deliver our unique, functional water in the most environmentally responsible packaging possible. The HappyWater® WaterBox™ is the culmination of those efforts. It not only uses dramatically less plastic and overall packaging per liter, it is completely recyclable and returnable to Extended Producer Responsibility (EPR) programs. It provides a much more sensible alternative to bulky, BPA-laden 5 gallon water jugs, saves considerably on the hidden costs of water coolers and provides infinitely greater flexibility. We are proud to offer our award-winning, naturally alkaline, naturally functional Canadian lithia water in a large-format, truly portable and environmentally-friendly package.”

Check out Neurogenesis® HappyWater® at www.LiveHappyWater.com, on Facebook at www.Facebook.com/LiveHappyWater and on Twitter at @LiveHappyWater.

HappyWater®, HappyLife, HappyWorld!™

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™ ©2014 Leading Brands, Inc.

This news release is available at www.LBIX.com
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